082-04979

Duke Energy.
Geração Paranapanema

RECEIVED
2010 JUL 19 P 12:23

Av. Nações Unidas,12.901 30º andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

076-10 DEI GP/JUR

São Paulo, July 15th, 2010.

To
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20.549
U.S.A.

SUPPL

[redacted]

10016028

[via e-mail]
To
The Bank of New York

Ref.: **Duke Energy International, Geração Paranapanema S.A.**

Dear Sirs,

1. This is to inform that the shareholders representing more than ninety per cent (90%) of the share capital of **Duke Energy International, Geração Paranapanema S.A.** ("Company") attended the Extraordinary General Shareholders' Meeting held on July 5, 2010, in order to deliberate about the following agenda: **(i)** the raising of funds by the 2° Public Issuance of Simple, Unsecured and Non Convertible Debentures ("Debentures"), according to the proposal presented by the Company's Board of Directors, to prepay debts of the Company; **(ii)** empowerment of the Board of Directors to (a) deliberate about/or modify the conditions referred on the first paragraph of the article 59 of the Brazilian Corporation Law, and (b) cancel the debentures that eventually were acquired by the Company; and **(iii)** the authorization to the Officers to take any and all necessary measures to the implementation of the deliberations mentioned above.

7/20

DUKE ENERGY JURÍDICO

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

2. After the relevant clarifications have been made, shareholders, by majority decision, approved the proposal presented by the Board of Directors of raising funds by means of the 2° public Issuance of Simple, Unsecured and Non Convertible Debentures with restricted efforts ("2° Public Issuance of Debentures of the Company"), as defined under the Brazilian Security Committee's ("CVM") Instruction no. 476, of January 16 2009, as amended ("CVM Instruction 476") with the following conditions and characteristics, which ones will be detailed and regulated by the Indenture of the 2° Public Issuance of Simple, Unsecured and Non Convertible Debentures of the Company ("Indenture"): (i) Number of Issue: the Debentures represent the Company's second issue of debentures; (ii) Series: the issue shall be made in a single series; (iii) Total Value of the Issue: as of the Date of Issue, the total value of the issue amounts to total value is five hundred million reais ($ 500,000,000.00); (iv) Quantity: a total of five hundred (500) Debentures shall be issued; (v) Par Value: as of the Date of Issue, the Debentures shall have a par value of one million reais (R$1,000,000.00) each (the "Par Value"); (vi) Type: the Debentures shall be unsecured, pursuant to Article 58 of the Brazilian Corporation Law, and, for this reason, do not entail any general or special privileges to its titleholders, nor specify any assets to guarantee any foreclosure; (vii) Placement: the Debentures will be object of public distribution offer with restricted placement efforts, in conformity with the provisions of CVM Instruction 476, under the firm commitment regime. The target public of the public distribution offer with restricted placement efforts are qualified investors, as defined under Article 4 of CVM Instruction 476 (the "Qualified Investors"). The 2° Public Issuance of Debentures of the Company will follow the procedures described in CVM Instruction 476, with the limits imposed by such rules and the Corporate Law; (viii) Form. The Debentures shall be registered and uncertificated; (ix) Convertibility: the Debentures shall not be convertible into shares; (x) Coordinators of the 2° Public Issuance of Debentures: Banco Santander (Brasil) S.A. ("Santander") and of Banco BTG Pactual S.A. ("Banco Pactual", and, jointly with Santander, the "Coordinators"), financial institutions that are members of the securities distribution system; (xi) Form of Subscription: the Debentures will be subscribed as per the procedures of SDT- *Módulo de Distribuição de Títulos,* subject to the management and operationalization of the *CETIP S.A – Balcão Organizado de Ativos e Derivativos* ("CETIP"); (xii) Trading: the Debentures shall be registered through the SND- *Módulo Nacional de Debêntures,* subject to the management and operationalization of the CETIP- for trading on the secondary market. The Debentures may only be traded among Qualified Investors and after a period of ninety (90) days following the date of the respective subscription or purchase has lapsed, pursuant to Article 13 of CVM Instruction 476; (xiii)

DUKE ENERGY JURÍDICO

Duke Energy.
Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

Date of Issue: for all legal purposes, the date of issue of the Debentures shall be July 16 2010 (the "Date of Issue"); (xiv) Effective Term and Date of Maturity: subject to the provisions of the Indenture, the effective term of the Debentures shall be five (5) years as from the Date of Issue. Consequently, the Debentures shall mature on July 15 2015 (the "Date of Maturity"); (xv) Payment of the Par Value: the Par Value of the Debentures, as updated by Monetary Indexation shall be paid in three (3) yearly and successive installments, at the end of the third, fourth and fifth years as from the Date of Issue; (xvi) Compensation: (I) the Par Value of the Debentures or the outstanding balance of the Par Value of the Debentures, as the case may be, shall be indexed to the variation in the General Price Index - Market Value, as published by the Getúlio Vargas Foundation (the "IGPM"), as from the Date of Issue up to the date of actual payment, and the produce of the indexation shall be automatically incorporated to the Par Value of the Debentures or to the outstanding balance of the Par Value of the Debentures, as the case may be (the "Monetary Indexation"). Monetary Indexation shall be paid on the same dates as the amortization of the Par Value of the Debentures and in the same proportion as the amortization installments for the Par Value of the Debentures; and (II) on the Par Value or the outstanding balance of the Par Value of the Debentures, adjusted by the Monetary Indexation, will bear interest rated corresponding to 8.59% per year, based on 252 business days, calculated exponentially and cumulatively pro rata by the days since the Date of Issue or the date of the previous payment of interest, as the case may be, until the effective date of payment. Interest shall be paid annually from the Date of Issue; (xvii) Form and Price of Payment: the Debentures shall be paid in cash at the time of the subscription ("Date of Payment"), in Brazilian legal tender, at their Par Value, calculated *pro rata temporis* as from the Date of Issue up to the Date of Payment; (xviii) Scheduled Reconvention: there shall be no scheduled reconvention; (xix) Offer of Voluntary Accelerated Redemption: at its sole discretion, the Company may at any time offer an accelerated maturity of the Debentures, with the ensuing cancellation of such Debentures, addressed to all Debenture Holders, and ensuring to all Debenture Holders equal conditions to accept the redemption of the Debentures they hold title to, pursuant to the terms and conditions set forth in the Indenture; provided, however, that the Company may only redeem the number of Debentures offered by their respective titleholders when accepting the Accelerated Redemption Offer; (xx) Accelerated Total Optional Redemption: subject to meeting the conditions set forth in the Indenture, the Company, at its sole option, and at any time as from July 16 2013, and subject to a prior notice to the debenture holders, sent to the Trustee, to the Depositary Institution, to the Agent Bank, and to the CETIP, may carry out an

DUKE ENERGY JURÍDICO

Duke Energy.
Geração Paranapanema

Av. Nações Unidas,12.901 30° andar
04578-000- São Paulo-SP-Brasil
Tel.: 55 XX-11-5501.3400

accelerated redemption of the sum total of the outstanding Debentures (any partial redemption being prohibited), with the ensuing cancellation of such Debentures, against the payment by the company of the amounts calculated according to the Indenture; (xxi) Accelerated Maturity: the Trustee shall declare accelerated the maturity of all obligations under conditions and terms of the Indenture; (xxii) Trustee: the trustee shall be SLW Corretora de Valores e Câmbio Ltda.; (xxiii) Risk Classification: the Debentures shall not count with risk rating; (xxiv) Destination of Proceeds: the net proceeds obtained by the Company as a result of the Offer shall be entirely applied to the payment of debts of the Company, including (i) the payment of the first amortization of Series 1 of the first issue of Debentures by the Company, issued on September 15 2008, and (ii) the total settlement of the outstanding debts of the Company as provided under the "Private Instrument for Partial Assumption of Indebtedness", executed on July 19 1999 by and between the Company and Centrais Elétricas Brasileiras S.A.– ELETROBRÁS; e (xxv) Other Characteristics and Approval of the Indenture: the other characteristics and conditions of the issuance shall be those specified in the Indenture.

3. The shareholders also approved, by majority decision, the empowerment of the Board of Directors to (a) deliberate about/or modify the conditions referred on the first paragraph of the article 59 of the Brazilian Corporation Law, and (b) cancel the debentures that eventually were acquired by the Company.

4. Finally, the shareholders also approved, by the majority decision, the authorization to the Company's Executive Committee take any and all necessary measures to the implementation of the deliberations mentioned above.

We remain at your entire disposal should you need any additional clarification on the matter.

By. ______________________

Alcides Casado de Oliveira Junior
President of Board of Directors

DUKE ENERGY JURÍDICO